UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MANGOSOFT, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

562716209

 (CUSIP Numbers)

Jeffrey D. Zukerman
Zukerman Gore & Brandeis, LLP
875 Third Avenue, 28th Floor
New York, NY 10022
(212) 223-6700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following page)

SCHEDULE 13D

CUSIP No. 562716209

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Selig Zises (Intentionally Omitted)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	7	SOLE VOTING POWER 1,666,999
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,549
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,666,999
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,669,548
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.67%
14		TYPE OF REPORTING PERSON* IN

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on July 25, 2003 by Selig Zises (the “Registrant”), as previously amended to date (the “Initial Schedule 13D”). All items not described herein remain as previously reported in the Initial Schedule 13D.

The tables of the Initial Schedule 13D are amended and restated in their entirety as set forth in this Amendment.

Item 3 of the Initial Schedule 13D, “Source and Amount of Funds or Other Consideration,” is hereby amended by adding the following:

The source of funds used to purchase the Common Stock in the Rights Offering (as defined below) is the personal funds of the Registrant.

Item 4 of the Initial Schedule 13D, “Purpose of Transaction,” is hereby amended by adding the following:

On February 27, 2008, the Issuer closed its rights offering (“Rights Offering”) to existing stockholders to purchase up to 2,400 shares of its Common Stock as described in its amended Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 30, 2008 (the “Registration Statement”) and commenced the issuance of stock pursuant to the Rights Offering. Pursuant to the Rights Offering, holders of record as of the close of business on December 21, 2007, received, at no charge, a 0.7032 non-transferable right for each share of Common Stock owned by such stockholder on the record date. Each full right entitled the holder to purchase one share of the Issuer’s Common Stock at a purchase price of $0.50 per share. 750,000 shares of the Issuer’s common stock were acquired by the Registrant in the Rights Offering.

The Registrant acquired his shares of Common Stock for investment purposes. The Registrant may from time to time acquire additional securities of Issuer or dispose of securities of the Issuer through open market, privately negotiated transactions, or otherwise, depending on market conditions and other considerations that the Registrant deems relevant, including, but not limited to, liquidity and diversification considerations.

Except as set forth herein, the Registrant has no plans or proposals which relate to or which would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

References to and descriptions of the Registration Statement as set forth in this Item 4 are qualified in their entirety by reference to the Registration Statement included as Exhibit 99.3 to this Amendment, which is incorporated in its entirety in this Item 4.

Item 5 of the Initial Schedule 13D, “Interest in Securities of the Issuer,” is hereby amended by adding the following to the sections specified below:

(a)  As of February 27, 2008, the Registrant beneficially owns 1,669,548 shares of Common Stock, which represents approximately 30.67% of the Issuer’s outstanding Common Stock. Beneficially owned shares include 2,549 shares owned by the Registrant’s daughter Lynn Zises and 10,000 shares of Series B Convertible Preferred Stock which is convertible at any time, at the Registrant’s election and has no expiration date.

(b) As of February 27, 2008, the Registrant would have, upon the conversion of the shares of Series B Convertible Preferred Stock owned, the sole power to vote and dispose of the 1,669,548 shares of Common Stock, representing 30.67% of the outstanding shares of Common Stock.

(c) Except as noted above, the Registrant has not effected any transactions in the Issuer’s Common Stock in the past sixty (60) days other than the transactions reported in this Schedule 13D.

Item 7 of the Initial Schedule 13D, “Material to be filed as Exhibits,” is amended by adding the following thereto:

Exhibit 99.3	MangoSoft, Inc.’s Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on January 30, 2080 and incorporated herein by reference thereto.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2008

/s/ Selig Zises
Selig Zises

[Signature Page to Schedule 13D/A]